Exhibit 99

September 30, 2026

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Sub: Appointment of Chief Compliance Officer of the Bank

We wish to inform you that Mr. Rakesh Kumar Rajput was appointed as the Chief Compliance Officer of the Bank for a period of 3 (three) years, ending September 30, 2026. Accordingly, Mr. Rajput has completed his tenure as the Chief Compliance Officer of the Bank from the close of business hours on September 30, 2026.

We wish to inform you that based on the recommendations of the Audit Committee and the Governance, Nomination and Remuneration Committee, the Board of Directors of the Bank at its meeting held today i.e. on September 30, 2026, has approved the appointment of Mr. V. N. Srivatsan as the Chief Compliance Officer of the Bank, as per the provisions of the Reserve Bank of India (Commercial Banks- Compliance Function) Directions, 2026, for a period of 3 (three) years, with effect from his date of joining. He is proposed to join on January 4, 2027. During the intervening period, Mr. Venkateswaran L, currently Compliance Head - Credit, Asset Product & Regulatory Reporting, shall hold the responsibility as the Chief Compliance Officer.

Further details are enclosed herewith as Annexure I.

The Board Meeting at which the above decision was taken, commenced at 10:00 a.m. and ended at 3:00 p.m.

You are requested to kindly take the above on your record.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Ajay Agarwal

Company Secretary

Group Head – Secretarial & Group Oversight

Annexure I

Sr. No.	Particulars	Description	Description
1.	Reason for Change viz. appointment, ~~re-appointment, resignation, removal, death~~ or otherwise	Appointment of Mr. V.N. Srivatsan as the Chief Compliance Officer of the Bank.	Mr. Rakesh Kumar Rajput was appointed as the Chief Compliance Officer of the Bank for a period of 3 (three) years with effect from October 1, 2023 till September 30, 2026.
2.	Date of appointment/ ~~reappointment/~~ cessation (as applicable) & term of appointment/~~re-appointment~~

Mr. V.N. Srivatsan is appointed as the Chief Compliance Officer of the Bank with effect from his date of joining. He is proposed to join on January 4, 2027.

He will be a full-time employee of the Bank.

Term: 3 (three) years from the date of joining.

Mr. Rakesh Kumar Rajput has ceased to be the Chief Compliance Officer of the Bank from the close of business hours on September 30, 2026. He will continue to be a full-time employee of the Bank.
3.	Brief profile (in case of appointment)

Mr. V. N. Srivatsan has approximately 34 years of overall professional experience, including around 25 years in the BFSI sector and close to 10 years of direct experience in Compliance and Regulatory Inspection. He currently serves as Head – Compliance: Overseas Banking and Subsidiaries & Data Privacy Officer at ICICI Bank Limited.

He holds a Post Graduate degree in Business Administration from PSG College of Technology and a Bachelor of Technology (B. Tech) from Sri Venkateshwara University.

He has previously led Retail Banking Compliance and Regulatory Inspection for more than 8 years. His responsibilities have included oversight of regulatory compliance, handling regulatory inspections, designing and implementing compliance frameworks and policies, and working closely with senior management, the Audit Committee, the Board and regulators.

Mr. V. N. Srivatsan’s experience is strongly aligned with the requirements of the Chief Compliance Officer role.

Mr. Rakesh Kumar Rajput has been serving as the Bank’s Chief Compliance Officer since October 1, 2023, and his term concluded from the close of business hours on September 30, 2026.

Mr. Rajput holds a B.Sc. (Honours) degree, is a Certified Associate of the Indian Institute of Bankers, and has an Advanced Diploma in Business Management.

4.	Disclosure of relationships between directors (in case of appointment of a director)	Not applicable	Not applicable